Part III

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

i. Citi-ONE has three (3) main classes of orders (each an "Order Class"): Firm Regular Session ("FRS") Orders; Conditional Orders ("COs"), which include associated Firm-up Orders; and Market on Close ("MOC") Orders.

FRS Orders are auto-executable orders. FRS Orders are prioritized for matching by Order Class | Price | Broker | Inclusion Level | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. See Part III, Item 11.

Prioritization by Order Class means that FRS Orders will seek to interact with other FRS Orders before COs, to the extent they are configured to interact with COs, as described further in the next paragraph. FRS Orders do not interact with MOC Orders.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that COs will seek to interact with other COs before interacting with FRS Orders that have been configured on an order level to interact with COs ("Eligible FRS Orders"). COs will not interact with FRS Orders that have not been configured to interact with COs. Additional detail about handling of COs is included in Part III, Item 9 and Item 11. COs do not interact with MOC Orders.

Upon a Firm-up Request being triggered as a result of a potential match between an Eligible FRS Order and a CO, each order will be "reserved" for no longer than the period of time (500ms) that the Participant representing the CO has to respond to a Firm-up Request (the "Firm-up Period"). If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order(s) on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request with the initial CO, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. Such higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. As further described in Part III, Item 9, the unmatched quantity of a Firm-up Order will be cancelled and the unmatched quantity of an Eligible FRS Order will remain on the order book.

MOC Orders from Participants who have opted in to or been enabled for the MOCS are orders designated to participate in the MOCS on Citi-ONE. MOC Orders are prioritized by Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size. MOC Orders do not interact with FRS Orders or COs. MOC Orders will only match with other MOC Orders at 3:45 PM ET and any unmatched MOC Orders will be cancelled back to Participants. MOC Orders matched on Citi-ONE subsequently will be priced as determined by the primary listing exchange for the NMS Stock. Additional detail about handling of MOC Orders is included in Part III, Item 11 and Item 17.

The symbol, participant, capacity, side, order class, and peg condition attributes of an existing order in Citi-ONE cannot be updated. Updates to any of the following order attributes will generate a new timestamp (timestamp precision is discussed in Part III, Item 11), and therefore, could cause an order to lose matching priority - price (including the limit price assigned to an order with a peg condition), minimum executable quantity, maximum quantity, time in force

("TIF"), an increase in quantity, or change in post-only instruction (either adding or removing the instruction).

ii. The price conditions that may be applied to FRS Orders and COs are: (i) limit or (ii) peg condition (primary, midpoint, or market peg) with a limit. An order with a peg condition must have a limit applied. MOC Orders may only be submitted as market orders with a TIF of "at the close" and will be priced as determined by the primary listing exchange for the NMS Stock.

When an FRS Order or CO (including any associated Firm-up Order) is entered into Citi-ONE, the ATS will use the side and price conditions of the inbound FRS Order, CO, or Firm-up Order to derive an "Assigned Limit Price." The Assigned Limit Price is defined as the highest price for a buy order (lowest for a sell order) at which an order may be matched at or within the National Best Bid and Offer ("NBBO") after applying the price conditions selected by the Participant. An Assigned Limit Price is applied in this manner including when an order is entered into the ATS with (i) a limit price above the NBO for a buy order or below the NBB for a sell order (i.e., an aggressive limit), or (ii) a peg condition including an aggressive limit. Market conditions that can affect the Assigned Limit Price of an order are Price Collars, NBBO, and / or LULD bands. Citi-ONE adjusts the Assigned Limit Price as necessary over the life of an order. These Citi-ONE adjustments to the Assigned Limit Price of an order will not change time priority. For NMS Stocks priced under $1.00, if the Assigned Limit Price of an order would be the midpoint of the NBBO and the midpoint price extends to five decimal places, Citi-ONE will round the Assigned Limit Price to four decimal places as follows: the price of a buy order will be rounded down, and the price of a sell order will be rounded up.

Citi-ONE supports five contra-party Inclusion Levels for ~~FRS Orders~~orders that add liquidity. Upon order entry, a Participant can denote the Inclusion Level as one of Levels 1 - 5 through a FIX tag (or a Direct Subscriber can contact CGMI to set a default Inclusion Level, as described in Part III, Item 13). This Inclusion Level affects which liquidity-taking orders liquidity-providing ~~FRS Order~~orders may interact with, based on the Taker Levels of the liquidity-taking orders. See Part III, Item 13.

As described more fully in Part III, Item 15, aggregated information about Participant FRS Orders is provided to CGMI's algos and SOR for use solely in connection with making decisions about whether and when to route orders to Citi-ONE and the price conditions and quantity of orders routed to Citi-ONE.

iii. FRS Orders with a time-in-force designation of DAY (see below) may be submitted with a "post only" instruction. FRS Orders designated as "post only" are eligible to interact with subsequent contra-side FRS Orders (including Firm-up Orders), or (if configured to be an Eligible FRS Order) COs. As Citi-ONE processes two orders for a potential match, the liquidity-providing order is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. In the event an

FRS Order marked "post only" is marketable against another FRS Order that is "post only," the two opposing "post-only" orders will not match with each other. Both FRS Orders will be accepted, reside in Citi-ONE and will only match against a subsequently entered contra-side order that is not marked "post only."

The "post only" designation does not apply to COs or MOC Orders. If COs or MOC Orders are marked "post only," they will be rejected.

iv. Regarding order types that adjust their price as changes to the order book occur, Citi-ONE supports three types of peg conditions with respect to FRS Orders and COs (i.e., primary peg, midpoint peg, and market peg), all of which are also required to have limit prices. MOC Orders may only be submitted as market orders.

FRS Orders and COs that include a primary peg condition will be priced to the near side of the NBBO (i.e., NBB for buy orders, NBO for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a primary peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a midpoint peg condition will be priced to the midpoint of the NBBO and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a midpoint peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a market peg condition will be priced to the far side of the NBBO (i.e., NBO for buy orders, NBB for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a market peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

The price at which two FRS Orders and/or COs match will depend on the attributes of both the buy order and the sell order involved in the match (i.e., a sell order with a market peg condition may match on the bid, at the midpoint, or at the offer). FRS Orders and COs that include peg conditions in addition to the Participant's limit price will match at the price closest to the midpoint of the NBBO that is compatible with both orders (e.g., taking into consideration whether one or both orders includes a limit governing the matching price). If the Assigned Limit Price of one or both of the matching orders resides at the midpoint, or if both straddle the midpoint, the matching price will be at the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

Citi-ONE adjustments to the Assigned Limit Price of an FRS Order or CO will not change time priority. This includes FRS Orders or COs with peg conditions that are updated in accordance with an NBBO update. If a Participant amends the limit price of an FRS Order or CO, Citi-ONE will update the Assigned Limit Price as appropriate. This type of update by a Participant would affect the time stamp (and therefore potentially the priority) of the FRS Order or CO. In addition, although a change in the NBBO would not affect the relative priority of FRS Orders or COs that include a peg condition, an NBBO change could affect whether FRS Orders or COs that include peg conditions may become eligible for matching and the price at which those orders are matched.

v. Citi-ONE does not route orders to other Trading Centers. See Part III, Item 16.

vi. TIF INSTRUCTIONS AVAILABLE FOR FRS ORDERS

Citi-ONE supports DAY and Immediate-or-Cancel ("IOC") time-in-force designations for FRS Orders.

An FRS Order with a TIF of DAY will remain in Citi-ONE until it is cancelled, fully executed, or at market close. FRS Orders with a TIF of DAY may be modified, replaced, or cancelled by a Participant; modifications may affect priority (see above).

An FRS Order with a TIF of IOC will only attempt to match immediately with resting contra-side FRS Orders. If the IOC order cannot be partially or completely matched immediately, Citi-ONE will cancel the balance of the unmatched quantity of the IOC order. IOC orders may not be modified, replaced, or cancelled by a Participant.

TIF INSTRUCTION AVAILABLE FOR COs

Citi-ONE supports only the DAY TIF designation on COs, including Firm-up Orders. Firm-up Orders must be submitted during the Firm-up Period, which is 500 milliseconds, beginning when the Firm-up Request is sent by Citi-ONE.

TIF INSTRUCTION AVAILABLE FOR MOC ORDERS

Citi-ONE supports only the On Close TIF instruction on MOC Orders.

vii. Any combinations of FRS Order conditions or attributes described above, with the exception of "post only" together with the "IOC" attribute, are valid (including peg conditions with a TIF of IOC). Participants can change a TIF designation on an FRS Order from DAY to IOC (which would create a new time stamp on the order). However, Participants may not change a TIF from IOC to DAY. In the event that a Participant changes a TIF designation on a FRS Order from DAY to IOC, Citi-ONE will (a) re-evaluate and update the Assigned Limit Price of the order as may be necessary, (b) scan the book for available contra-side interest, treating the order as a liquidity-taking order, and (c) match or cancel the order.

An FRS Order must include each of the following key order attributes or it will not be accepted: order type, order capacity, participant, side, symbol, quantity, and price (limit price) (certain other FIX fields are or may be required as provided in detailed specifications provided to Subscribers). Any FIX tag not supported by Citi-ONE, as per the Citi-ONE FIX specification, will be ignored. An FRS Order will be rejected or cancelled for various reasons including incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including FRS Orders, will be cancelled on disconnect ("COD").

COs, including Firm-up Orders, will be rejected or cancelled for various reasons, including but not limited to incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including COs and their Firm-up Orders, will be COD.

An MOC Order will be rejected or cancelled if: it is submitted after the MOC Cut-off Time (3:44:59 PM ET); it contains incomplete order instructions; it contains an invalid instruction or parameter (e.g., missing side, capacity); it is marked short or short exempt; it is for a symbol that is halted or paused; it includes a TIF other than DAY; or it contains a conditional tag. All orders, including MOC Orders, will be COD. If the disconnect occurs at or after the designated match time for MOC Orders (3:45 PM ET), COD will not apply, even if the Participant has not yet received notice of the execution.

The Citi-ONE FIX specification, which applies to all Participants' orders and is provided at onboarding, details all cancel and reject reasons for orders.

In addition, Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

viii. The order types and attributes noted above are all available on FIX version 4.2 which is the only protocol supported by Citi-ONE.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Part III

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

Yes☒ No☐

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Citi-ONE accepts Conditional Orders and their associated Firm-up Orders, described below, during the Regular Trading Session. A CO is a message indicating trading interest; it is not an auto-executable order. A CO must include each of the following parameters or it will not be accepted: side, symbol, capacity, quantity, TIF of DAY, price (limit price), and conditional order tag. COs may also include a peg condition (primary, midpoint, or market peg). COs submitted as "post only" or with a TIF of IOC will be rejected. COs are eligible to match with other COs and with Eligible FRS Orders. ~~If an Inclusion Level is included on a CO, the Inclusion Level will be ignored (see Part III, Item 13).~~

Participants can choose to allow interaction between FRS Orders ("Eligible FRS Orders") and COs (by default, COs will only interact with other COs) on an order-by-order basis.

Eligible FRS Orders must include a TIF of DAY to interact with COs. Citi-ONE will attempt to match a CO with another CO before attempting to match a CO with an Eligible FRS Order. For greater detail regarding the matching priority with respect to Conditional and Eligible FRS Orders, see Part III, Items 7 and 11.

Participants may set a minimum executable quantity threshold for COs. For a description of minimum executable quantity, see Part III, Items 11 and 14. Minimum and maximum order sizes are discussed in Part III, Item 8.

FIRM-UP REQUESTS

In the event of a potential match of a CO with a contra-side CO or Eligible FRS Order, a FIX message is sent to the Participant or CGMI algo that sent the original CO(s) requesting the originator of the CO(s) to send a Firm-up Order ("Firm-up Request"). To the extent a CGMI algo sent the relevant CO to Citi-ONE, the Firm-up Request will pass through the SOR before arriving at the CGMI algo (i.e., there is no direct messaging from Citi-ONE to the CGMI algo). A Firm-up Request informs the recipient that the opportunity to match exists and contains the same trade parameters as the CO to which the Firm-up Request is sent except it includes the quantity associated with the smaller of the two orders that triggered the potential match (either the two COs or the CO and Eligible FRS Order). A Firm-up Request does not provide information on price of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order.

For Participants accessing Citi-ONE indirectly, the CGMI algos originate and manage the placement of COs across various trading centers, including Citi-ONE, and participate in the Citi-ONE firm-up process if matching opportunities are presented. When a Firm-up Request has been sent for a CO that was directed to Citi-ONE by the CGMI algos, the CGMI algos may elect to send a Firm-up Order (through the SOR).

FIRM-UP PERIODS

A Firm-up Order is tentatively designated for matching with the contra-side order that generated the Firm-up Request.

Each Firm-up Request is valid for up to 500 milliseconds (500ms) (the "Firm-up Period"), which begins when the Firm-up Request is sent by Citi-ONE. At any time in its reasonable discretion, CGMI may modify the Firm-up Period and provide notification of such change to Participants via an amendment to the Citi-ONE Form ATS-N. CGMI will also, on a best-efforts basis, notify Participants via email. The recipient of a Firm-up Request may respond with a Firm-up Order during the Firm-up Period. If the recipient of that Firm-up Request does not reply with a Firm-up Order before expiration of the Firm-up Period, the corresponding CO is cancelled.

FIRM-UP ORDERS

Citi-ONE accepts Firm-up Orders submitted in response to Firm-up Requests. Firm-up Orders submitted to Citi-ONE must include each of the following parameters: side, symbol, quantity, order TIF of DAY, price (limit price), and conditional order tag. Firm-up Orders may also include a peg condition (primary, midpoint, or market peg). Participants (or, as noted above, the algos and/or SOR on behalf of COs directed to Citi-ONE by the CGMI algos) cannot change the trade parameters of the Firm-up Order submitted in response to a Firm-up Request from the trade parameters of the underlying CO, except with respect to the quantity and price parameter. A Firm-up Order with a changed price will only result in a match if the new price is within the contra-side Firm-up Order or Eligible FRS Order's limit or peg and limit condition. Subject to these exceptions for quantity and price, Firm-up Orders that do not match the trade parameters of the underlying CO will be rejected. All Firm-up Orders will be treated as IOC, and any shares not matched will be cancelled.

When a CO is a potential match with another CO, a Firm-up Request will be sent to the Participants that originated both COs. Upon Firm-up Requests being triggered between two COs, each order will be "reserved" for a period that will not exceed the Firm-up Period. If both Participants respond with Firm-up Orders within the Firm-up Period, a match may take place for the lesser quantity of the two Firm-up Orders. When Firm-up Orders match, any unmatched quantity of a Firm-up Order will be cancelled.

When an Eligible FRS Order is a potential match with a CO, a Firm-up Request will be sent to the Participant representing the CO. Upon a Firm-up Request being sent to the Participant representing the CO, each order will be "reserved" for a period that will not exceed the Firm-up Period. If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. The higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. If the initially received Eligible FRS Order is not matched or not matched in full, any residual shares will become unreserved, re-eligible for matching, and retain time priority.

EXAMPLES OF REASONS CONDITIONAL ORDER(S) MAY NOT MATCH

The following are non-exhaustive examples of reasons why a potential match involving a CO on one or both sides of the market may not match: (i) the order(s) could not match as the minimum executable quantity was not satisfied for one of the orders, (ii) the orders could not match as one or both of the COs became non-marketable due to a movement in the NBBO during the Firm-up Period, (iii) the Firm-up Period timed out on one or both of the opposite side CO(s), (iv) the NBBO is currently locked (the national best bid price and ask price are the same), (v) the NBBO is currently crossed (bid price is greater than ask price), (vi) the opposing FRS Order may get cancelled (in case of interaction with an Eligible FRS Order) or the opposing CO may not firm up (send a Firm-up Order) during the Firm-up Period, and (vii) the Firm-up Order might be rejected due to Rule 15c3-5 controls.

OTHER ORDER INFORMATION

COs (and MOC Orders) are not included in the Exegy data feeds sent to the CGMI algos and SOR, as described further in Part III, Item 15.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Part III

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Citi-ONE is an NMS Stock ATS, operated by CGMI within its Equities business, and for which Ocean hosts, operates, and supports the technology platform subject to CGMI's direction and oversight.

Citi-ONE operates two trading sessions - the RTS for FRS Orders and COs, and, for Participants who have opted in (see Part III, Item 17), the MOCS for MOC Orders.

Citi-ONE offers Participants matching services in eligible NMS Stocks. Eligible NMS Stocks are NMS Stocks that are (i) eligible for continuous net settlement at the National Securities Clearing Corporation, (ii) not restricted from trading by CGMI, and (iii) not American Depositary Receipts that require withholding for Financial Transaction Tax purposes. Orders may be entered directly or indirectly utilizing the FIX 4.2 protocol. The structure of both trading sessions is a limit order matching book, operating according to the matching priorities described in Part III, Item 11.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?



Yes☒ No☐

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION RULES FOR PRIORITY - MATCHING

Firm Regular Session Orders and Conditional Orders can be matched in Citi-ONE's RTS.

FRS Orders are auto-executable orders. FRS Orders are prioritized by Order Class | Price | Broker | Inclusion Level | CGMI Capacity (only for matches where a CGMI principal order

would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that FRS Orders will seek to interact with FRS Orders before interacting with COs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that COs will seek to interact with COs before interacting with Eligible FRS Orders. COs may have associated Firm-up Orders. See Part III, Item 9.

MOC Orders match in Citi-ONE's MOCS. MOC Orders are prioritized by Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size.

Orders from CGMI Business Units may have a capacity of either principal or agency, as outlined in Part II, Item 1; orders from CGMI Affiliates have a capacity of agency, as outlined in Part II, Item 2; orders from Indirect Subscribers have a capacity of agency; and orders from Direct Subscribers may have a capacity of either principal or agency. Principal orders of a given Participant are not permitted to match with other principal orders of that Participant, except that principal orders of CGMI Business Units are permitted to match with other principal orders of CGMI Business Units.

PRIORITIZATION | METHODOLOGY

(a) Order Class - refers to one of the three (3) classes of orders: FRS Orders, COs, and MOC Orders.

(b) Price - FRS Orders and COs (including their associated Firm-up Orders) on the same side of the market, in the same NMS Stock, are prioritized according to the Assigned Limit Prices. Assigned Limit Prices are explained in Part III, Item 7.

(c) Broker - Allows for two contra-side orders that originated from a U.S.-registered broker-dealer (or, at the election of the broker-dealer, from the broker-dealer and its affiliates) to have priority over orders from other Participants that might also match with the orders of such broker-dealer.

(d) Inclusion Level - ~~Only~~For prioritization purposes, only applies to FRS Orders. Citi-ONE permits Participants whose ~~FRS Orders~~orders provide liquidity to select an Inclusion Level. Inclusion Level (i) defines the set of orders with which an ~~FRS Order~~order may interact and (ii) is used to prioritize FRS Orders. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing interaction with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting interaction only with Taker Level 1. See Part III, Item 13. With respect to prioritization, if previous priority parameters are equal, FRS Orders with a higher Inclusion Level will receive priority. For example, FRS Orders with Inclusion Level 5 will receive matches before FRS Orders with Inclusion Levels 1 through 4.

(e) CGMI Capacity - In a scenario where there are two resting orders from CGMI on the same side of the market (i.e., both buy orders or both sell orders) - the first a principal order on behalf of a CGMI Business Unit and the second a CGMI agency order (representing an Indirect Subscriber or Affiliate order) - that otherwise have the same prioritization (e.g., for FRS Orders: Order Class, Price, Broker, and Inclusion Level), and a CGMI principal order on the opposite side of the market comes into the ATS, the CGMI agency order will be prioritized over the CGMI principal order, regardless of the time of order entry (assuming any other relevant order attributes, such as minimum executable quantity, align). If there is no potential for a CGMI principal order to match against another CGMI principal order, this level of prioritization does not apply.

(f) Time - Applies to FRS Orders and COs. If all previous matching priority parameters are equal, the FRS Order or CO, as applicable, that is first to arrive will match with a resting order. The time of receipt by Citi-ONE of an FRS Order is reflected by a timestamp on such FRS Order ("Receipt Time"). Any change to the FRS Order or CO will reset the Receipt Time for such FRS Order or CO, except where such change to the FRS Order or CO is (i) decrease in quantity, (ii) a short sale change (e.g., changing a short sell FRS Order to a long sell FRS Order or changing a long sell FRS Order to a short sell FRS Order), or (iii) a change to the Assigned Limit Price due to a change in the NBBO. Unrelated to the priority analysis but as a matter of terminology, when two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order.

(g) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size.

OTHER PARAMETERS, CONDITIONS, AND ATTRIBUTES FOR CONSIDERATION

The standard prioritization of Orders may be affected if certain parameters are included on Orders:

Minimum Executable Quantity - Participants can specify the minimum executable quantity for execution against any single contra-side order. See Part III, Item 14.

Maximum Quantity - Participants submitting liquidity-providing FRS Orders (including Eligible FRS Orders) can specify that they are only willing to execute against a contra-side order with a quantity that is equal to or smaller than the Participant's Maximum Quantity. Maximum quantity is not available for COs or MOC Orders. See Part III, Item 14.

Self-Match Prevention - Participants can utilize this parameter to prevent their own buy and sell orders from matching with one another. Self-match prevention is enabled by default and Participants can opt out. See Part III, Item 14.

Do Not Cross Principal - Subscribers can opt out of interacting with the principal orders of CGMI. See Part II, Item 3 and Part III, Item 14.

Post Only - Applies to FRS Orders only. The "post only" attribute allows Participants to submit FRS Orders that can only be liquidity-providing orders (first-in-time Order). See Part III, Item 7.

Inclusion Levels - See above as well as Part III, Item 13.

PRICE IMPROVEMENT

Either the liquidity provider, the liquidity taker, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker. The execution price for a match will be that price closest to the midpoint of the NBBO that is compatible with both orders (e.g., determined by reference to any limit price that needs to be taken into consideration). If the Assigned Limit Price of one or both matching orders resides at the midpoint of the NBBO, or if both straddle the midpoint, the execution price will be the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

PRICE PROTECTION MECHANISMS

Participant orders in Citi-ONE are given an Assigned Limit Price (Part III, Item 7). All matches will be at, or within, the NBBO. Citi-ONE ATS will accept orders outside of the LULD bands, however, Citi-ONE will automatically pause matching during LULD Limit States and Straddle States.

Citi-ONE will not match orders when the price of an NMS Stock is outside of a valid NBBO spread width. See also LOCKED OR CROSSED MARKETS, below.

SHORT SALES AND REGULATION SHO

Citi-ONE permits short sale orders to be entered for the RTS by U.S.-registered broker-dealer Participants in compliance with Regulation SHO. Each short sale order entered on behalf of a broker-dealer Participants must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). For non-broker-dealer Participants, the ATS will reject any short sale order that does not identify the broker-dealer that provided the locate. For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for matching (i.e., not priced above the Constructed NBB or SIP NBB, as applicable), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201, including any

permissible sub-penny increments. Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for matching at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for matching under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

Citi-ONE will reject MOC Orders sent as short sale orders.

LOCKED OR CROSSED MARKETS

Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

POTENTIAL ERRORS RELATED TO THE OPERATION OF CITI-ONE

Citi-ONE reviews potential errors in accordance with CGMI's Global Procedures for Recording and Remediation of Equity Trade Errors and self-regulatory organization rules. Any potential errors related to the operation of Citi-ONE (e.g., technology-related errors) will be escalated to the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management. The ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management will review and determine a course of action based on the facts and circumstances pertaining to the matter. If the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management deem that an error has occurred and resulted in an execution, the execution will be transferred to the Citi-ONE error account and liquidated promptly.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Timestamps are applied in the appropriate format to all orders (including amendments and cancellations), executions, and other relevant messages upon receipt, creation, or cancellation. All timestamps have nanosecond precision unless specified otherwise, except where a regulatory requirement or external standard communications protocol (e.g., FIX) mandates a different precision. In those cases, the nanosecond timestamp will be truncated in accordance with the regulatory or external standard. Citi-ONE Participants can choose to have their order entry port and drop copy port messages configured to nanosecond precision.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒



As described in 11(c) above, principal orders of CGMI Business Units are permitted to match

with other principal orders of CGMI Business Units, while principal orders of any other Participant are not permitted to match with other principal orders of that Participant.

Part III

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes☒ No☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

INCLUSION LEVELS

Until April 22, 2025, FRS Orders and Firm-up Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders and Firm-up Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI at five different levels (Taker 1 through Taker 5) (each, a "Taker Level"), based on a Mark-out Analysis performed by CGMI as described below. ~~FRS~~On April 22, 2025, Citi-ONE intends to revert its processes back to the intended scope of the Mark-out Analysis and only include FRS Orders, not Firm-up Orders. FRS Orders and Firm-up Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders and Firm-up Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis.

When two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order. Until April 22, 2025, Citi-ONE permits Participants submitting orders (FRS Orders, COs (including associated Firm-up Orders), and MOC Orders) to apply an Inclusion Level, and it will apply the Inclusion Level selected by the liquidity-providing ~~FRS Order~~order in a match; any Inclusion Level tag associated with a liquidity-taking ~~FRS Order~~order will be ignored. On April 22, 2025, Citi-ONE intends to revert its processes back to the intended scope of Inclusion Level, pursuant to which Inclusion Level is only applied to FRS Orders, and any Inclusion Level included with COs (including associated Firm-up Orders), and MOC Orders will be ignored. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing a liquidity-providing order to interact with ~~FRS Orders~~orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting a liquidity-providing order to interact only with Taker Level 1 orders (see discussion below regarding IMPACT OF INCLUSION LEVEL SELECTION ON

ORDER INTERACTION). If no Inclusion Level is applied, an order will be treated as if it had applied Inclusion Level 5. Direct Subscribers can contact the ATS Supervisor (or approved Series 24 Delegate) to have an alternate default Inclusion Level set at the Subscriber level. If a default inclusion level is set and the Direct Subscriber submits an order with different Inclusion Level, the order-specific instruction will take precedence. Indirect Subscribers cannot set Subscriber-level default Inclusion Levels. All liquidity-providing ~~FRS Orders~~orders, regardless of Inclusion Level, are eligible to interact with liquidity-taking ~~FRS Orders~~orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking ~~FRS Orders~~orders submitted by Indirect Subscribers, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match.

CATEGORY ID ASSIGNMENT

A Participant sending liquidity-taking FRS Orders and Firm-up Orders can distinguish various aspects of its order flow to CGMI by using one or more Category IDs, which will be used in the Mark-out Analysis, if applicable.

A Category ID is an indicator a Direct Subscriber can attach or an Indirect Subscriber can request CGMI to attach to an order. A Participant can utilize multiple Category IDs to distinguish, for example, order flow from different business lines, particular underlying clients, child orders associated with particular trading strategies, or order flow of affiliated entities. For example, a broker-dealer Participant could have four Category IDs associated with that Participant's FRS Orders and Firm-up Orders - one for order flow from its Cash High Touch Desk, one for its Agency Program Desk order flow, one for its Central Risk Desk order flow, and one for the remainder of its FRS Order and Firm-up Order flow. Similarly, and by way of further example, asset managers and hedge fund Subscribers could assign a Category ID for each fund separately managed. Participants are not required to have multiple Category IDs. If no Category ID is entered by a Participant or only one Category ID is used, the Mark-out Analysis, if applicable, will consider all of a Participant's liquidity-taking FRS ~~order~~Order and Firm-up Order flow collectively.

CGMI Business Units similarly may elect to segment their principal order flow through the same process as other Participants, by attaching Category IDs to FRS Orders and Firm-up Orders routed to Citi-ONE.

CGMI assigns an initial Category ID to order flow from a CGMI Affiliate that represents the principal interest of the CGMI Affiliate (and separate Category IDs to order flow representing the interests of each of the CGMI Affiliate's customers), however this cannot be used to prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as all such orders are handled by CGMI in an agency capacity, which is the designation that the DNCP instruction relies on.

CGMI may use Category IDs to distinguish order flow for Participants that access Citi-ONE via the CGMI algos and/or SOR. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. The applicable Category ID(s) might be based in whole or in part on execution optimization preferences (e.g., minimizing slippage) requested by the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate or may be set by MQA based on criteria such as historical fill rates and spread capture.

For all Participants, a Category ID may be selected on an order-by-order basis by populating a designated FIX tag. Direct Subscribers also may apply Category IDs at the subscriber level. If a Direct Subscriber has a default Category ID and populates the designated FIX tag on a particular order, the order-specific Category ID will apply.

When an FRS Order or Firm-up Order is a liquidity-providing order upon arrival at Citi-ONE, any Category ID tag associated with the order is ignored, as the order is liquidity providing rather than liquidity taking.

MARK-OUT ANALYSIS

CGMI maps all liquidity-taking FRS Orders and Firm-up Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders and Firm-up Orders submitted by Indirect Subscribers into five Taker Levels based on its Mark-out Analysis, which, on a standardized, post-trade basis, evaluates the movement of an NMS Stock's midpoint over a short, configurable time horizon surrounding an execution in that NMS Stock. ~~FRS~~As noted above, on April 22, 2025, Citi-ONE intends to revert its processes back to the intended scope of the Mark-out Analysis and only include FRS Orders, not Firm-up Orders. FRS Orders and Firm-up Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders and Firm-up Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis.

Citi-ONE applies the Mark-out Analysis to applicable flow at the Subscriber level or, if the Subscriber has segmented order flow using Category IDs, at the Category ID level. As a general matter, the Subscriber's FRS Orders or Firm-up Orders or the Category ID's FRS Orders or Firm-up Orders will be subject to a Mark-out Analysis once there have been a minimum number of liquidity-taking FRS Order and Firm-up Order executions and a minimum number of total executed shares, as determined by CGMI, over a 30-day rolling period for that Subscriber or Category ID that starts on the first day a Subscriber's or Category ID's FRS Orders and Firm-up Orders are sent to Citi-ONE. Every applicable Subscriber and Category ID will be subject to the same minimum number of liquidity-taking FRS ~~order~~and Firm-up Order executions and minimum number of total executed shares over a 30-day time frame; these thresholds will not vary by Subscriber or Category ID. Until this threshold has been reached, a Subscriber's or the Category ID's liquidity-taking FRS Orders and Firm-up Orders will be defaulted to Taker Level 3.

CGMI will use the results of the Mark-out Analysis to determine how favorable, on an aggregate basis, the executions associated with a particular Subscriber or Category ID were for the liquidity provider, on a scale of 1 through 5, with 1 being most favorable, and 5 being most unfavorable. The Subscriber or Category ID order flow as a whole is assigned a corresponding Taker Level 1 through 5.

CGMI conducts a new Mark-out Analysis for applicable Subscribers and Category IDs approximately monthly. CGMI may change without notice a Subscriber's or Category ID's assigned Taker Level based on the results of a new Mark-out Analysis. After CGMI performs a Mark-out Analysis, any new or changed Taker Level(s) will become effective within seven (7) business days.

CGMI reserves the right to move a Subscriber or Category ID from a lower Taker Level (e.g., Taker Level 3) to a higher Taker Level (e.g., Taker Level 5)--reflecting that executions with this Subscriber or Category ID are less favorable for the liquidity provider--before the completion of the 30-day rolling period (and regardless of the number of executed shares) for new Subscribers and Category IDs and on an intramonth basis for existing Subscribers and Category IDs if a review of the Subscriber's or Category ID's executions warrants such a change in CGMI's sole discretion. In exercising this discretion, CGMI may consider, among other factors, deviations from previous trading behavior of a Subscriber or Category ID (e.g., atypical timing of orders or changes in types of symbols for which the Subscriber or Category ID sends orders); volume of trading (e.g., sporadic volume or excessive volume of liquidity-taking orders); and whether the Subscriber or Category ID has otherwise exhibited behavior inconsistent with their assigned Taker Level. Alternatively, CGMI will place a new Subscriber or Category ID in Taker Level 5 at the request of the relevant Subscriber; CGMI will not honor requests to place new Subscribers or Category IDs in Taker Levels other than 5. Taker Level changes made pursuant to this paragraph become effective overnight.

CGMI may, in its sole discretion and without notice to Subscribers, change the methodology used to assign Subscribers or Category IDs to a particular Taker Level.

The results of the Mark-out Analysis and the methodology for conducting the Mark-out Analysis are reviewed on a periodic basis at governance meetings comprised of the ATS Supervisor (or approved Series 24 delegate) and representatives from MQA, Equities Management, Technology, and/or Electronic Trading Compliance.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level. A Subscriber cannot contest its designated Taker Level. See Part III, Item 13(d).

IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION

As noted, Participants may designate an Inclusion Level for their ~~FRS Order(s)~~orders and Citi-ONE will apply the Inclusion Level selected by the liquidity-providing ~~FRS Order~~order in a match; any Inclusion Level tag associated with a liquidity-taking ~~FRS Order~~order will be ignored. The selected Inclusion Level determines the Taker Level(s) with which a Participant's liquidity-providing order(s) may interact.

For all Participants, an Inclusion Level may be selected on an order-by-order basis by populating a designated FIX tag. In the event that no Inclusion Level is specified for an ~~FRS Order~~order, the ~~FRS Order~~order will be treated as an Inclusion Level 5 ~~FRS Order~~order (i.e., eligible to interact with all Taker Levels). Direct Subscribers can contact the ATS Supervisor (or approved Series 24 Delegate) to have an alternate default Inclusion Level set at the Subscriber level. If a default inclusion level is set and the Direct Subscriber submits an order with different Inclusion Level, the order-specific instruction will take precedence. Indirect Subscribers cannot set Subscriber-level default Inclusion Levels.

The impact of selecting Inclusion Level 1, 2, 3, 4, or 5, is as follows. When a Participant sending a liquidity-providing ~~FRS Order~~order selects Inclusion Level 1, the Participant's order will only interact with Taker Level 1 orders. If a Participant sending a liquidity-providing ~~FRS Order~~order selects Inclusion Level 2, the Participant's order will only interact with Taker Level 1 or 2 orders. If a Participant sending a liquidity-providing ~~FRS Order~~order selects Inclusion Level 3, the Participant's order will only interact with Taker Level 1, 2, or 3 orders. If a Participant sending a liquidity-providing ~~FRS Order~~order selects Inclusion Level 4, the Participant's order will only interact with Taker Level 1, 2, 3, or 4 orders. If a Participant sending a liquidity-providing ~~FRS Order~~order selects Inclusion Level 5 or does not select an Inclusion Level, the Participant's order will interact with Taker Level 1, 2, 3, 4, or 5 orders. All liquidity-providing ~~FRS Orders~~orders, regardless of Inclusion Level, are eligible to interact with liquidity-taking ~~FRS Orders~~orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking ~~FRS Orders~~orders submitted by Indirect Subscribers, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match.

NON-FRS ORDER TYPES

~~Inclusion Levels are not applicable to Conditional Orders (including any related Firm-up Orders) or Market on Close Orders. If one of these orders is accompanied by an~~As noted above, on April 22, 2025, Citi-ONE intends to revert its processes back to the intended scope of Inclusion Level, ~~that instruction~~pursuant to which Inclusion Level is only applied to FRS Orders, and any Inclusion Level included with COs (including associated Firm-up Orders), and MOC Orders will be ignored. Conditional Orders ~~(including any related Firm-up Orders)~~ and Market on Close

Orders are ~~also~~ not treated as liquidity-taking orders for purposes of assigning Taker Levels. These order types are not scored by the Mark-out Analysis and do not impact the Taker Level assigned to a Participant or Category ID. If one of these orders is accompanied by a Category ID, that instruction will be ignored. (Firm-up Orders are included in the Mark-out Analysis and do impact the Taker Level assigned to a Participant or Category ID.) For more information on Conditional Orders, including Firm-up Order interactions with FRS Orders, see Part III, Items 7, 9, and 11, and for more information on Market on Close Orders, see Part III, Items 11 and 17.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As explained in Part III, Item 13(a), FRS Orders and Firm-up Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders and Firm-up Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI are assigned one of Taker Level 1 through 5 based on the Mark-out Analysis performed by CGMI. Liquidity-taking FRS Orders and Firm-up Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders and Firm-up Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. This process may result in the flow of some Indirect Subscribers, CGMI Business Units, or CGMI Affiliates being segmented into multiple Category IDs and others not segmented. This process does not apply to Direct Subscriber flow.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

Yes☐ No☒

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

Yes☒ No☐

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level. A Subscriber cannot contest its designated Taker Level.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒



If no, identify and explain any differences.

Because Citi-ONE provides a Subscriber with their designated Taker Level(s) upon request and on a best-efforts basis and there is no formal process for informing Subscribers of their assigned Taker Level(s), some Subscriber(s) may be made aware of their Taker Level(s) while others are not.

Part III

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.</u>, designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

<mark>Yes</mark>☒ No☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Orders can be designated to interact or not interact with certain orders based on the following items:

SELF-MATCH PREVENTION

This feature allows Participants to prevent their own buy and sell orders from matching with one another. This feature is set at the Participant level. It is enabled by default for Participants. Direct Subscribers may have this feature disabled during the onboarding process or by contacting the ATS Supervisor (or approved Series 24 Delegate). Disabling the self-match prevention does not permit two principal orders from the same Direct Subscriber to match. Indirect Subscribers may have this feature disabled by contacting their Client Coverage representative. Participants can also request that self-match prevention apply to not only the Participant's own buy and sell orders but also to buy and sell orders from the Participant's affiliates.

DO NOT CROSS PRINCIPAL

Citi-ONE supports a DNCP instruction, which, if selected, prevents orders from matching with the principal orders of CGMI. Direct Subscribers are able to self-select the DNCP instruction on an order-by-order basis via FIX tag or can contact the ATS Supervisor (or approved Series 24 Delegate) to have the DNCP instruction set at the Direct Subscriber level. Indirect Subscribers are able to self-select the DNCP instruction on an order-by-order basis or they can contact their Client Coverage representative to enable the DNCP instruction on a default basis. If the DNCP instruction is enabled on a Direct Subscriber-level or default basis, it will be applied to all orders, i.e., a Subscriber cannot override that selection on an order-by-order basis. If the DNCP instruction is not enabled on a Direct Subscriber-level or default basis, the Subscriber's order-by-order instruction will control. The DNCP instruction will not prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as CGMI handles such orders in an agency capacity.

INCLUSION SELECTION

Participants sending ~~FRS Orders~~orders to Citi-ONE that provide liquidity may select one of five Inclusion Levels for contra ~~FRS Orders~~orders. Inclusion Level 5 is the most inclusive level of interaction with counterparties and Inclusion Level 1 is the most exclusive level of interaction with counterparties. See Part III, Item 13.

MINIMUM EXECUTABLE QUANTITY ("MinQty")

MinQty allows Participants to specify a minimum quantity for execution against any single contra-side order. Participants can select this feature on an order-by-order basis. Citi-ONE does not aggregate contra-side orders to meet the MinQty; the MinQty specified on an order can only be filled by a single contra-side order. Participants may specify the method by which the MinQty instruction is to be applied in the event a leaves quantity is less than the MinQty specified. A Participant may specify that the order becomes All or None if the leaves quantity is less than the minimum executable quantity, or a Participant may specify that the order is cancelled back to the Participant if the leaves quantity is less than the minimum executable quantity. Under the default setting, an order will become All or None if the leaves quantity is less than the minimum executable quantity.

MAXIMUM QUANTITY ("MAX QTY")

MaxQty allows Participants submitting liquidity-providing FRS Orders (including Eligible FRS Orders) to specify that they are only willing to execute against a contra-side order with a quantity that is equal to or smaller than the Participant's MaxQty. Participants can select this feature on an order-by-order basis to be applied to an FRS Order (including an Eligible FRS Order) only. MaxQty is only enforced when an FRS Order (including an Eligible FRS Order) interacts with another FRS Order (or Eligible FRS Order). If the MaxQty instruction is applied to COs, MOC Orders, or Eligible FRS Orders matched with COs, it will be ignored. Both a MaxQty and a MinQty instruction can be applied to the same order, in which case MinQty must be equal to or less than MaxQty or the order will be rejected.

The MaxQty instruction will only be enforced for liquidity-providing orders; the liquidity-providing order in a match is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. Any MaxQty instruction on a liquidity-taking order will be ignored. In practice, this means that if a Participant wishes to ensure that MaxQty will be enforced on a given order, it should send the order with the "post only" designation, as defined in Part III, Item 7, such that the order will only be represented in Citi-ONE as a liquidity-providing order.

While Participants submitting liquidity-providing orders may specify a MaxQty instruction, any such instruction will be constrained by a pre-defined cap that is 10 times the order quantity. If a Participant's MaxQty exceeds the pre-defined cap, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap. For example, if a Participant submits a 100-share order with a 500-share MaxQty, the MaxQty is below the pre-defined cap of 1,000 shares, so will be accepted as is (500 shares). By contrast, if a Participant submits a 100-share order with a 2,000-share MaxQty, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap of 1,000 shares. Thus, in certain instances, a Participant submitting a MaxQty order will be limited in its ability to interact with contra-side orders based on the application of the pre-defined cap, notwithstanding the Participant's larger MaxQty instruction. Application of the pre-defined cap does not impact priority.

If a Participant amends the quantity of their liquidity-providing order, the pre-defined cap will be recalculated based on the amended order quantity. For example, if a Participant amends the same 100-share order in the immediately preceding example to 50 shares and keeps its 2,000-share MaxQty, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap of 500 shares (50 shares times multiplier of 10). If a Participant amends the same 100-share order to 300 shares and keeps its 2,000-share MaxQty, the requested MaxQty will be below the pre-defined cap of 3,000 shares, so will be accepted as is (i.e., 2,000 shares). However, increasing order quantity could cause the order to lose matching priority, as described in Part III, Item 7.

If a Participant's liquidity-providing order is partially filled, the originally applicable MaxQty (as modified by any pre-defined cap) will apply. For example, if 50 shares of a 100-share order with a MaxQty of 2,000 shares (which is being treated by Citi-ONE as having a MaxQty of 1,000 due to the pre-defined cap) is executed, the remaining 50 shares will still be treated as having a MaxQty of 1,000 shares.

ORDER TYPE INTERACTION

Participants can choose to allow FRS Orders to interact with Conditional Orders (by default, COs will only interact with other COs), making them "Eligible FRS Orders." See Part III, Items 7, 9, and 11.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?



Yes☒ No☐